As filed with the Securities and Exchange Commission
                      on September 17, 1998

                                            Registration No. 333-
                                            Registration No. 333-     -01
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                            FORM S-2
     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  INDEPENDENT BANKSHARES, INC.         INDEPENDENT CAPITAL TRUST
 (Exact name of registrant as         (Exact name of registrant as
   specified in its charter)           specified in its charter)


           Texas                                  Delaware
(State or other jurisdiction           State or other jurisdiction of
of incorporation or organization)     (incorporation or organization)


         75-1717279                               75-2775055
      (I.R.S. Employer                         (I.R.S. Employer
   Identification Number)                    Identification Number)


    547 Chestnut Street, Abilene, Texas 79602  (915) 677-5550
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                      Randal N. Crosswhite
        Senior Vice President and Chief Financial Officer
                  Independent Bankshares, Inc.
                       547 Chestnut Street
                      Abilene, Texas  79602
                      Tel:  (915) 677-5550
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           Copies to:

 Joseph A. Hoffman, Esq.                  Thomas C. Erb, Esq.
    Arter & Hadden LLP                Lewis, Rice & Fingersh, L.C.
1717 Main Street, Suite 4100         500 North Broadway, Suite 2000
   Dallas, Texas 75201               St. Louis, Missouri 63102-2147
   Tel:  (214) 761-4779                   Tel:  (314) 444-7600


  Approximate date of commencement of proposed sale to public:
As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act")
check the following box:  [   ]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X ] 333-60649 and 333-60649-01

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] ___________

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[   ] ______________

  If delivery of the prospectus is expected to be made pursuant
to Rule 434, please check the following box. [   ]

                 CALCULATION OF REGISTRATION FEE

    Title of Each Class of         Proposed Maximum    Amount of
  Securities to be Registered     Aggregate Offering  Registration
                                        Price             Fee
-----------------------------     ------------------  ------------
Preferred Securities of
Independent Capital Trust           $1,500,000(1)       $442.50

Subordinated Debentures of
Independent Bankshares, Inc.             (2)               --

Guarantee of Independent
Bankshares, Inc. with respect
to Preferred Securities                  (3)               --

 Total                              $1,500,000          $   (4)

(1) Such amount represents the liquidation amount of the Independent Capital Trust Preferred Securities and the principal amount of the Subordinated Debentures due to the holders of Preferred Securities upon any liquidation of Independent Capital Trust.
(2) The Subordinated Debentures will be purchased by Independent Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of Independent Capital Trust upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Subordinated Debentures of Independent Bankshares, Inc., the rights of holders of Subordinated Debentures of Independent Bankshares, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Independent Bankshares, Inc. Pursuant to Rule 457(n) of the Securities Act, no separate filing is required in connection with the Guarantee.
(4) The Company has previously paid a filing fee of $5,054.85 in connection with Registration Statement Nos. 333-60649 and 333-60649-01.

                        EXPLANATORY NOTE

     This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the Registration Statement on Form S-2 (Reg. Nos. 333-60649 and 333-60649-01) filed by Independent Bankshares, Inc.
(the "Company") and Independent Capital Trust (the "Trust") (collectively, the "Registrants") with the Securities and Exchange Commission on August 4, 1998, as amended by the Pre-Effective Amendment No. 1 thereto filed on September 1, 1998 and declared effective by the U.S. Securities Exchange Commission on September 16, 1998, are incorporated in their entirety herein by reference.

                           SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abilene, Texas on September 16, 1998.


                      INDEPENDENT BANKSHARES, INC.


                      By:  /s/  BRYAN W. STEPHENSON
                         -------------------------------------
                         Bryan W. Stephenson
                         President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Abilene, Texas on September 16, 1998.

                      INDEPENDENT CAPITAL TRUST



                      By:  /s/  BRYAN W. STEPHENSON
                         ------------------------------------
                         Bryan W. Stephenson, Trustee


                      By:  /s/  RANDAL N. CROSSWHITE
                         ------------------------------------
                         Randal N. Crosswhite, Trustee

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Abilene, State of Texas, on September
16, 1998.

                      INDEPENDENT BANKSHARES, INC.


                      By:  /s/  BRYAN W. STEPHENSON
                         -------------------------------------
                         Bryan W. Stephenson
                         President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


September 16, 1998                 /s/  BRYAN W. STEPHENSON
                                   ------------------------------
                                   Bryan W. Stephenson,
                                   President, Chief Executive
                                   Officer and Director
                                   (Principal Executive Officer)


September 16, 1998                 /s/  RANDAL N. CROSSWHITE
                                   ------------------------------
                                   Randal N. Crosswhite, Senior
                                   Vice President, Chief
                                   Financial Officer, Corporate
                                   Secretary and Director (Chief
                                   Financial and Accounting
                                   Officer)


September 16, 1998                 /s/ JOHN L. BECKHAM*
                                   ------------------------------
                                   John L. Beckham, Director


September 16, 1998                 /s/ LEE CALDWELL*
                                   ------------------------------
                                   Lee Caldwell, Director


September 16, 1998                 /s/ MRS. WM. R. (AMBER) CREE*
                                   ------------------------------
                                   Mrs. Wm. R. (Amber) Cree,
                                   Director


September ___, 1998
                                   ------------------------------
                                   Louis S. Gee, Director


September ___, 1998
                                   ------------------------------
                                   Nancy E. Jones, Director


September 16, 1998                 /s/ MARSHAL M. KELLAR*
                                   -----------------------------
                                   Marshal M. Kellar, Director

September 16, 1998                 /s/ TOMMY MCALISTER*
                                   -----------------------------
                                   Tommy McAlister, Director


September 16, 1998                 /s/ SCOTT L. TALIAFERRO*
                                   -----------------------------
                                   Scott L. Taliaferro, Director


September 16, 1998                 /s/ JAMES D. WEBSTER*
                                   -----------------------------
                                   James D. Webster, M.D.,
                                   Director


September 16, 1998                 /s/ C.G. WHITTEN*
                                   -----------------------------
                                   C.G. Whitten, Director


September 16, 1998                 /s/ JOHN A. WRIGHT*
                                   -----------------------------
                                   John A. Wright, Director



* By:  /s/  BRYAN W. STEPHENSON
      ---------------------------
      Bryan W. Stephenson,
      Agent and Attorney-in-Fact

                        INDEX TO EXHIBITS
                        -----------------

Number    Description
------    -----------

1.1       Form of Underwriting Agreement for Common Stock*

1.2       Form of Underwriting Agreement for Preferred
          Securities*

3.1       Restated Articles of Incorporation of the Company
          (Exhibit 3.1 to the Company's Annual Report on Form 10-
          K for the year ended December 31, 1994)

3.2       Restated Bylaws of the Company (Exhibit 3.2 to the
          Company's Annual Report on Form 10-K for the year ended
          December 31, 1994)

4.1       Specimen Stock Certificate for Common Stock of the
          Company (Exhibit 4.1 to the Company's Registration
          Statement on Form S-1, SEC File No. 333-16419)

4.2 Form of Indenture of the Company relating to the Subordinated Debentures*

4.3       Form of Subordinated Debenture of the Company*

4.4       Certificate of Trust of Independent Capital Trust*

4.5       Declaration of Trust of Independent Capital Trust*

4.6       Form of Amended and Restated Trust Agreement*

4.7       Form of Preferred Security Certificate*

4.8       Form of Preferred Securities Guarantee Agreement*

4.9       Form of Agreement as to Expenses and Liabilities*

5.1 Opinion of Arter & Hadden LLP (including the consent of such firm) regarding the legality of the Common Stock, the Subordinated Debentures and the Guarantee being offered hereby (filed herewith)

5.2 Opinion of Prickett, Jones, Elliot, Kristol & Schnee, special Delaware counsel, as to the validity of the Preferred Securities being offered hereby (filed herewith)

8.1 Opinion of Arter & Hadden LLP as to certain federal income tax matters (filed herewith)

10.1      Form of Nonqualified Option Agreement (Exhibit 10.2 the
          Company's Annual Report on Form 10-K for the year ended
          December 31, 1992)

10.2 Master Equipment Lease Agreement, dated July 30, 1998, between Independent Bankshares, Inc. and First State Bank, N.A. (as Co-Lessees) and AT&T Credit Corporation, Amendments to Master Equipment Lease Agreement dated concurrently therewith, and related forms of Schedule, Commencement Certificate and Bill of Sale*

10.3 Agreement and Plan of Reorganization dated July 11, 1996, between the Company and Crown Park Bancshares, Inc. and Agreement and Plan of Merger dated July 11, 1996 between Western National Bank and First State, N.A. Abilene (Exhibit 1.1 to the Company's Current Report on Form 8-K dated July 11, 1996)

10.4      Agreement and Plan of Reorganization dated May 29,
          1998, between the Company and Azle Bancorp (Exhibit 1.1 to the Company's Current Report on Form 8-K dated June
          19, 1998)

12.1 Statements Regarding Computation of Ratio of Earnings to Fixed Charges (filed herewith)

21.1      Subsidiaries of the Company (Exhibit 21.1 to the
          Company's Registration Statement on Form S-1, SEC File
          No. 333-16419)

23.1 Consent of Arter & Hadden LLP (included as part of its opinions filed as Exhibits 5.1 and 8.1)

23.2      Consent of Prickett, Jones, Elliott, Kristol & Schnee
          (included as part of its opinion filed as Exhibit 5.2)

23.3 Consent of PricewaterhouseCoopers LLP, independent accountants (filed herewith)

23.4 Consent of Stovall, Grandey & Whatley, L.L.P., independent accountants (filed herewith)

23.5      Consent of Ernst & Young LLP (filed herewith)

25.1      Power of Attorney*

25.2 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Indenture*

25.3 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Amended and Restated Trust Agreement*

25.4 Form T-1 Statement of Eligibility of U.S. Trust Company of Texas, N.A. to act as trustee under the Preferred
          Securities Guarantee Agreement*

______________
* Incorporated by reference to the Registrants' Registration
Statement on Form S-2, as amended (Reg. Nos. 333-60649 and 333-
60649-01).